BAKER BOTTS L.L.P.
30 Rockefeller Plaza
New York, New York 10112

March 15, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Document Control—EDGAR

Re:
Form 10 of Discovery Holding Company

Ladies and Gentlemen:

        On behalf of our client, Discovery Holding Company, a Delaware corporation (the "Company"), we hereby transmit for electronic filing, pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), a Registration Statement on Form 10 (the "Registration Statement"). The Registration Statement relates to the proposed spin off of the Company (the "Spin Off") by its parent, Liberty Media Corporation ("Liberty"). At the time of the Spin Off, the Company's assets will consist of Liberty's 100% ownership interest in Ascent Media Group, Inc., Liberty's 50% ownership interest in Discovery Communications, Inc., and approximately $50 million in cash.

        Following the effectiveness of the Registration Statement, Liberty intends to distribute to its shareholders, on a pro rata basis, all of the outstanding shares of the Company's Series A common stock, par value $.01 per share, and Series B common stock, par value $.01 per share (together, the "Common Stock"). Liberty's shareholders will not pay any consideration for the shares of Common Stock to be received by them in the Spin Off.

        The Registration Statement, once effective, will register the Common Stock under Section 12(g) of the Exchange Act. An information statement with respect to the Spin Off, substantially in the form required by Regulation 14C under the Exchange Act (the "Information Statement"), will be provided to Liberty's shareholders prior to the distribution of the Common Stock to Liberty's shareholders. A copy of the Information Statement is attached to the Registration Statement as Exhibit 99.1.

        The business purposes for the Spin Off are detailed in the Information Statement.

        The Company is applying for listing of the Common Stock on the Nasdaq National Market. It is anticipated that the Common Stock will be approved for listing when the Registration Statement is declared effective pursuant to Section 12(g) of the Exchange Act.

        Liberty has applied for a private letter ruling with respect to the tax-free nature of the Spin Off.

        We currently expect to complete the Spin Off during the second quarter of this year. Accordingly, we would appreciate hearing from the Staff whether it intends to review the Registration Statement and, if it does, the timing of that review.

        Please direct any questions or comments with respect to the Registration Statement to me at 212.408.2597 or, in my absence, to John Winter at 212.408.2542.

Sincerely,
/s/ MARC A. LEAF
Marc A. Leaf
cc:
Liberty Media Corporation
Charles Y. Tanabe
Christopher W. Shean